



OVERVIEW

When it opens in September, Orange Bike Brewing ("OBB") will be Portland, Maine's first dedicated gluten free brewery. Using the principles of sustainability and community impact, the brewery will can its own product and service the public in a 60 seat tasting room and bier garden.

OBB has redefined the craft beer market by crafting dedicated gluten-free beer that tastes indistinguishable from traditional craft beer. The creation of premium malted millet and buckwheat grains has sparked a revolution and OBB is leading the way.

MARKET & TRENDS

Statistics show that over 30% of American households are trying to reduce their gluten consumption. Combine that figure with the fact that there are no readily available gluten free beers on the supermarket shelves in New England and that is a recipe for a niche ready to be exploited. In fact, Ghostfish Brewing who is the largest gluten-free brewery in the world and is based in Seattle, has plans to open a New York brewery next quarter.

MANAGEMENT

Tom Ruff: Founder/CEO – Founded and exited from his own executive search firm after 30 years
Neil Spillane: COO – Founded and exited from Fork Food Lab and was CEO of Urban Farm Fermentory
Alan Pugsley: Beer formulator and consultant – Co-founder/former Head Brewer of Shipyard Brewing



PROGRESS TO DATE

Formulated 9 commercial ready beers: Pilsner, Helles Lager, Belgian Wit, Kolsh, Hoppy Pale Ale, English Pale Ale, Amber Ale, Extra Special Bitter, Oatmeal Nitro Stout

Raised $1.25M Seed round with participation from Maine Venture Fund, IU Angels, and a total of 36 angel investors from the community, including 14 female investors.

NEXT STEPS

Prove concept of Northeast US gluten-free beer demand matching up to $3b market opportunity. Scale production capacity to service greater Boston and New York markets.

COMPANY STATUS

Founded in February 2022 and currently under construction at 31 Diamond Street, OBB has already developed its initial beer lineup and has amassed $2.4mm between equity and debt to bring the best gluten free beer possible to the people.

Contact: Tom Ruff, Founder/CEO, tom@orangebikebrewing.com (310) 850-1496

Confidential